June 25, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Hotchkis and Wiley Funds (the “Trust”)
File Nos. 333-68740 and 811-10487
Application for Withdrawal under Rule 477 of the Securities Act of 1933, as amended (“1933 Act”)

Ladies and Gentlemen:
Pursuant to Rule 477 under the 1933 Act, the Trust, on behalf of its series Hotchkis and Wiley Large Cap Disciplined Value Fund, Hotchkis and Wiley Large Cap Fundamental Value Fund, Hotchkis and Wiley Mid-Cap Value Fund, Hotchkis and Wiley Small Cap Value Fund, Hotchkis and Wiley Value Opportunities Fund, Hotchkis and Wiley High Yield Fund, Hotchkis and Wiley Global Value Fund, Hotchkis and Wiley Small Cap Diversified Value Fund, Hotchkis and Wiley International Value Fund, Hotchkis and Wiley International Small Cap Diversified Value Fund and Hotchkis & Wiley SMID Cap Diversified Value Fund (the “Funds”), respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 72 to the Trust’s Registration Statement on Form N-1A, which was filed with the Commission via EDGAR (Accession No. 0000894189-26-018071) on June 24, 2026 (“PEA No. 72”).
PEA No. 72 was filed via EDGAR under submission type 485BPOS, and the transmittal letter accompanying the filing stated that PEA No. 72 was being filed pursuant to Rule 485(b) under the 1933 Act and designated July 1, 2026 as its effective date, which is the same effective date designated for Post-Effective Amendment No. 71 filed under Rule 485(a) on April 30, 2026 (Accession No. 0000894189-26-014167) (“PEA No. 71 (485(a))”). However, the facing sheet of PEA No. 72 inadvertently indicated that the filing was being made pursuant to Rule 485(a) rather than Rule 485(b). The Trust is submitting this application to withdraw PEA No. 72 to address this inconsistency on the facing sheet, and intends to refile the post-effective amendment under Rule 485(b) with a corrected facing sheet. The Registrant believes such withdrawal in consistent with the public interest and the protection of investors.
No securities were sold in connection with PEA No. 72.
Accordingly, the Trust respectfully requests that the Commission consent to the withdrawal of PEA No. 72 effective as of the date first set forth above or at the earliest practicable date hereafter.
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Please direct any questions regarding this filing to the undersigned at (213) 430-1000.
Very truly yours,
/s/ Anna Marie Lopez
Anna Marie Lopez
President
Hotchkis and Wiley Funds
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